Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

August 3, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2151

ARK Early Stage Disruptors Portfolio, Series 1

File Nos. 333-257325 and 811-03763

Dear Mr. Bartz:

This letter responds to your comment given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2151, filed on August 2, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the ARK Early Stage Disruptors Portfolio, Series 1 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       In the third paragraph, please disclose that the trust is not expected to track the price movements of any cryptocurrencies.

Response: The requested disclosure has been added in response to this comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren